SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

January 31, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

08000678

SUPPL

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Pierre J. Lorieau

Enclosure

cc: Bengt Gustafson
Robert K Smits, Esq.

Press Release from Securitas AB

January 30, 2008

Securitas AB to publish Full Year Report on Tuesday, February 12, 2008

Securitas AB will publish its January-December 2007 report on Tuesday, February 12, at 8.00 a.m. (CET). The press release will be available at the company's website www.securitas.com immediately after publishing.

Agenda (AM, CET)

8.00 Report release
The report will be sent as a press release from Cision (www.cision.se) and will automatically be published on www.securitas.com when released.

9.00 Presentation slides
Presentation slides will be available at www.securitas.com.

9.30 Information meeting
Securitas CEO Alf Göransson to present the report and answer questions.
Venue: Securitas, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.

To follow the information meeting via telephone (and participate in Q&A session), please register via the link
https://eventreg2.conferencing.com/webportal3/reg.html?Acc=226943&Conf=183741
and follow instructions, or call +44 (0)20 7162 0125.

To follow the web cast of the information meeting, please visit www.securitas.com.

Recorded versions
A recorded version of the web cast will be available on Securitas' website after the information meeting and a telephone-recorded version of the information meeting will be available until March 12 on: +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 780257.

Subscribe to press releases
To receive future reports and press releases from Securitas, please visit www.securitas.com and subscribe under "Subscribe and order".

For further information, please contact:
Micaela Sjökvist, Head of Investor Relations
Phone: +46 (0)8 657 7443. Mobile: +46 (0) 76 116 7443
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs
Phone: +46 (0)8 657 7332. Mobile: +46 (0)70 287 86 62

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

January 31, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Bengt Gustafson
Robert K Smits, Esq.

SECURITAS

File No. 82-34719

Press Release from Securitas AB

January 31, 2008

Bart Adam appointed new Divisional President of Security Services Europe

Bart Adam has been appointed Divisional President of Security Services Europe. He will assume his position early summer 2008, when Tore K Nilsen leaves the company for a position at the Norwegian Post.

Bart Adam is presently Chief Operating Officer in Security Services Europe. Bart Adam, Belgian citizen and Commercial Engineer from Leuven University, has been employed with Securitas since 2000. He is already a member of the Group Management.

Erik-Jan Jansen, is appointed new Chief Operating Officer in the division Security Services Europe and will also be part of the Group Management. Erik-Jan Jansen is presently Country President of Securitas Services Netherlands. He holds a Bachelor degree in Business Administration from the Hotel Management School in Maastricht and has held several management positions since he joined Securitas in 1996.

This press release is also available at: **www.securitas.com**

Information:
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, phone +46 8 657 7332 or +46 70 287 8662

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

END